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March 15, 2001


Delaware Lincoln Investment Advisers
200 East Berry Street
Fort Wayne, IN 46802

Re: ACTION REQUESTED - Consent to the Assignment of Sub-Advisory Agreement (the "Sub-Advisory Agreement") Related to Capital Appreciation Fund ("Funds")

To Whom It May Concern:

This letter is to notify you that Janus Capital Corporation intends to transfer substantially all of its assets and liabilities, including its rights and obligations under the referenced Sub-Advisory Agreement, to a newly created subsidiary, Janus Capital Management LLC ("JCM") and to seek your consent to the assignment of your Sub-Advisory Agreement to JCM. It is anticipated that the transaction will take place on or about April 1, 2002.

Note that this transaction will not constitute an "assignment" as defined in the Investment Company Act of 1940 ("1940 Act"), so no shareholder approval is required. Attached is an opinion of counsel regarding this conclusion. However, note that this transaction will affect the timing of the transaction we previously discussed with you involving the sale of Tom Bailey's JCC stock and termination of contractual management rights. The termination of Mr. Bailey's contractual management rights, which we are treating as an "assignment" under the 1940 Act, will occur on April 2, 2002 (rather than March 28, 2002 as previously scheduled). Therefore, your current Sub-Advisory Agreement will be assigned to JCM on April 1, 2002 and then your new Sub-Advisory Agreement following the 1940 Act "assignment" transaction resulting from Mr. Bailey's transaction should be dated April 2, 2002 and should be with JCM.

Note that this letter also constitutes notice of assignments of any agreements related to your Sub-Advisory Agreement, such as directed brokerage agreements, fee waiver agreements, confidentiality agreements or other agreements ancillary to JCC's subadvisory services to the Funds.

As a condition of the transaction, JCM will undertake to fully and completely perform the obligations set forth in any transferred contracts, including the contract(s) with your firm. Please note that, as there will be no change in personnel or premises, this transaction should be largely transparent to you.

YOUR CONSENT TO THE ASSIGNMENT OF YOUR SUB-ADVISORY AGREEMENT AND ANY ANCILLARY AGREEMENTS TO JCM IS NEEDED. Please acknowledge that you consent to the assignment of these agreements to JCM by signing this letter and returning it in the enclosed postage paid envelope NO LATER THAN MARCH 25, 2002. It is important that we receive your consent prior to this deadline.

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Of course, as always, if you have any questions with respect to this transaction or need any additional information, please call one of us at your convenience:
Bonnie Howe at 303-336-7995 or Justin Wright at 303-316-5748.

Very truly yours,


/s/ Bonnie M. Howe


Bonnie M. Howe
Assistant General Counsel

AGREED AND ACKNOWLEDGED:

By:
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Name:
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Title:
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